

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Harold Montgomery
Chairman and Chief Executive Officer
Toyzap.com, Inc.
500 North Akard Street, Suite 2850
Dallas, TX 75201

> **Re:** **Toyzap.com, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 19, 2010**
> **File No. 000-53997**

Dear Mr. Montgomery:

We have reviewed your responses to the comments in our letter dated June 23, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1. While we note your response to our prior comment 2, please revise the second sentence of your introductory comment on page 1 to clarify that the registration statement will not be deemed effective. The registration statement automatically goes effective 60 days after the date of filing.

Business, page 1

2. We note your response to our prior comment 7 and reissue our comment. Please revise to disclose the effect of existing or probable governmental regulations on your business. In this regard, we note your disclosure in the second and fourth full risk factors on page 17. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Organizational History, page 1

3. We note your response to our prior comment 5. Please revise your disclosure to discuss when you anticipate entering into the license agreement. Please also advise as to how the limited, non-exclusive royalty free license is limited to non-competitive purposes. To the extent that Mr. Montgomery and Mr. Jessen will be competing with you, please disclose.

4. We note your response to our prior comment 4 and reissue in part. Please include in one of your introductory paragraphs your losses for the most recent audited period and interim stub. Also disclose the fact that your independent auditor's report expresses *substantial* doubt about your ability to continue as a going concern (emphasis added).

Business Plan Overview, page 2

5. We note your disclosure on pages 2 and 3 that you anticipate that the first closing of your private placement will generate gross proceeds of between $1,000,000 and $1,200,000 and will occur sometime in August 2010. Please disclose here that, in the event you do not raise at least $2,000,000 in equity financing by September 1, 2010, Cagan Capital, LLC may purchase all, but not less than all, of the shares held by Messrs. Cagan, Montgomery, and Jessen, affiliates thereof, and certain other purchasers.

6. We note your disclosure on page 3 that you are in the process of investigating several potential target ISOs. Please revise your disclosure to discuss whether you have any agreements in place with any of these potential targets. Please also revise your disclosure to provide any information regarding the potential targets such as how many you will be able to acquire with the $800,000 to $950,000 you intend to expend on acquisitions, how many you believe you can close on within two months following the closing of your capital raise, and whether the merchants that make-up these potential target ISOs are concentrated in a particular industry or geographic region.

7. We note your disclosure on page 3 regarding the cost of outsourcing processing services. Please disclose whether you have any agreements in place or are in discussions with any vendors for these services. Similarly, please provide additional disclosure regarding the nature of these services.

8. We note your disclosure in the second full paragraph on page 3 that you are not able to predict with any certainty what additional acquisitions you will be able to consummate going forward. Please revise your disclosure to discuss the acquisitions you have already completed or advise.

Market and Business Overview, page 3

Merchant Risk, page 5

9. Please revise your disclosure to provide an estimate of how much it will cost for you to outsource merchant risk of consumer chargeback.

Marketing and Public Relations, page 5

10. Please reconcile your statement on page 5 that Mr. Montgomery and Mr. Jessen are the majority shareholders of A.R.T. Holdings, Inc. with your statement on page 2 that Mr. Montgomery and Mr. Jessen previously served as founders, controlling shareholders, directors, and executive officers of A.R.T. Holdings, Inc. Similarly, in the first sentence of the first full paragraph on page 2 and in the carryover sentence that starts on page 11, you refer to Mr. Montgomery and Mr. Jessen as the controlling shareholders, directors, and officers of A.R.T. Holdings, Inc., but, on pages 21 and 22, you indicate that they stopped working for A.R.T. Holdings, Inc. in 2009.

Competition, page 5

11. While we note your response to our prior comment 11, many of the companies you list as your competitors are the same companies you identify on page 3 as payment processors for large merchants which you do not intend to compete with. Please revise this section so that it provides a discussion of the competitive business conditions of the segment you intend to enter and your competitive position and methods of competition within that segment or please advise. Refer to Item 101(h)(4)(iv) of Regulation S-K. Similarly revise the last risk factor starting on page 13 as applicable.

Plan of Operations for the Remainder of 2010, page 6

12. Please reconcile your statement on page 6 that you hope to close on a financing within 30 to 60 days with your statement on page 3 that you anticipate the first closing under your private placement will occur sometime in August 2010. Additionally, please revise your disclosure to state whether you have any agreements in place regarding a possible debt financing.

Risk Factors, page 6

We need to raise capital which will cause additional dilution, page 11

13. Please reconcile your statement on page 11 that you currently estimate that you need to raise between $1,000,000 and $4,000,000 of capital to fund your business strategy with your statement on page 2 that you have determined that you will initially need to raise between $1,000,000 and $5,000,000 or please advise.

Financial Information, page 19

14. Please revise this section so that the disclosure in this section is consistent with the disclosure in the Business section or please advise. By way of example, we note the discrepancies in this section and the Business section between the assets and liabilities as of July 8, 2010, your statement in this section that you expect to not generate any significant revenue for at least the next three to six months with your statement in the Business section that you will generate revenue in the range of $45,000 to $80,000 within the first month following the closing of an acquisition and your statement in this section that acquisition costs are estimated to be between $1.0 and $4.0 million and your statement in the Business section that you will have between $800,000 and $950,000 to fund acquisitions.

Directors and Executive Officers, page 21

15. Please revise this section to remove all marketing language or please advise. We note, for example, the terms "successfully managed," "successfully acquired," "high growth companies," "return to profitability," "key executive" and "extensive international operations."

Certain Relationships and Related Transactions, and Director Independence, page 24

Investor Relations Agreement, page 24

16. We note your response to our prior comment 23. Please revise to provide the approximate dollar value of the amount involved in the transaction and the related person's interest in the transaction. Refer to Item 404(a)(3) and (4) of Regulation S-K.

Placement Agent Agreement, page 24

17. To the extent you complete your private placement in August 2010 as contemplated on page 3, please revise this section to provide the information required by Item 404(a) of Regulation S-K as applicable. Additionally, please revise any other section of the filing as applicable, such as the Security Ownership of Certain Beneficial Owners and Management section.

Description of Securities to Be Registered, page 27

Series A Convertible Preferred Stock, page 28

18. Please disclose the method for determining the number of shares of common stock into which shares of Series A Preferred may be converted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (310) 201-4746
        Lawrence P. Schnapp, Esq.
        TroyGould PC